Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || August 13, 2026

BIRKENSTOCK REPORTS fiscal third quarter 2026 results with 15% constant F/X revenue growth Led by DTC; raises guidance for FY26 Revenue growth to 15% in constant f/x and Adj. EBITDA to at least EUR 710 million

Birkenstock Holding plc (together with its subsidiaries, "BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the fiscal third quarter ended June 30, 2026. The Company reports fiscal third quarter revenue growth of 13% on a reported basis and 15% in constant currency, at the high end of the Company's target of 13-15% for Fiscal 2026.

The Company is raising its Fiscal 2026 revenue growth and Adjusted EBITDA guidance. Updated Fiscal 2026 guidance is as follows:

•
Revenue growth of 15% in constant currency, resulting in reported revenue at the high end of EUR 2,300-2,350 million
•
Adjusted EBITDA of at least EUR 710 million, resulting in Adjusted EBITDA margin of 30.2-30.5% (30.0-30.5% prior)
•
Adjusted gross profit margin of 57.0-57.5% (unchanged)
•
Tax rate of 30-31% (26-28% prior), primarily due to the non-deductible, non-cash expenses associated with refinancing and accelerated share repurchase (ASR)
•
Adjusted EPS of EUR 1.90-2.05 (unchanged), inclusive of tariff, F/X, and tax impacts and the completed ASR
•
Capital expenditures in range of EUR 110-130 million (unchanged)
•
Net leverage ratio of approximately 1.6x-1.7x (1.3x-1.4x prior) due to the cash outflow related to the accelerated share repurchase

Financial highlights for the third quarter ended June 30, 2026 (compared to the third quarter ended June 30, 2025):

•
Revenue of EUR 720 million, an increase of 13% on a reported basis and 15% in constant currency
•
Double-digit revenue growth across all segments: 11% in the Americas on a reported basis (14% in constant currency), 15% in EMEA on a reported basis and in constant currency, and 18% in APAC on a reported basis (23% in constant currency)
•
DTC revenue growth of 14%, 16% in constant currency
•
B2B revenue growth of 13%, 15% in constant currency
•
Gross profit margin of 59.1%, down 140 basis points from 60.5% in the prior-year period primarily due to unfavorable currency translation (60 basis points), incremental U.S. tariffs (70 basis points) and product mix, partly offset by improved capacity absorption; The decrease is further driven by a 20 basis point impact from the mark-up to cost of sales associated with the acquisition of the long-standing distributor Birkenstock Australia Pty. Ltd., which closed on October 23, 2025
•
Adjusted gross profit margin of 59.2%, down 130 basis points from 60.5% in the prior year period primarily due to unfavorable currency translation (60 basis points), incremental U.S. tariffs (70 basis points) and product mix, partly offset by improved capacity absorption
•
Net profit of EUR 110 million, down 15% year-over-year; EPS of EUR 0.60 down 13% from EUR 0.69 in the fiscal third quarter of 2025 mainly due to non-recurring, non-cash expenses associated with the accelerated share repurchase and the refinancing of the senior notes totalling EUR 22 million
•
Excluding non-recurring, non-cash expenses, Adjusted net profit of EUR 134 million, up 15% and Adjusted EPS of EUR 0.74, up 19% year-over-year
•
Adjusted EBITDA of EUR 242 million, up 11%; Adjusted EBITDA margin of 33.7%, down 70 basis points from 34.4% in the prior year period, due to unfavorable currency translation (60 basis points) and incremental U.S. tariffs (70 basis points), partly offset by improved capacity absorption
•
On June 30, 2026, the Company completed a EUR 230 million accelerated share repurchase, reducing the number of outstanding shares by 6 million
•
On June 16, 2026, the Company issued EUR 900 million of 4.50% senior notes; proceeds were used to repay EUR 428.5 million of 5.25% senior notes and add cash to the balance sheet for future share repurchases (up to USD 500 million), subject to market conditions, debt repayments or general corporate purposes

Oliver Reichert, CEO of BIRKENSTOCK and Member of the Board of Directors of the Company: “We performed exceptionally well in the third quarter and once again demonstrated the strength of our brand. Given this continued momentum, we raise our Fiscal 2026 guidance for revenue growth to 15% and Adjusted EBITDA to at least EUR 710 million. We continue to execute as planned across the business. Direct-to-consumer growth accelerated, outpacing B2B growth in the quarter, supported by the investments we are making in both own-retail and our digital business. EMEA delivered strong results and APAC remains on track to grow at twice the pace of the other segments for the full

2	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

year. Our closed-toe share of business continues to expand led by newness in both clogs and shoes. Importantly, we are accomplishing all of this while maintaining our very strong margin profile and cash generation. As a sign of our confidence in our durable growth, during the quarter we repurchased EUR 230 million of shares, and refinanced and up-sized our senior notes at very favorable rates. The additional cash gives us the liquidity to buy back additional shares."

Fiscal third quarter 2026 results demonstrate strong and resilient consumer demand for BIRKENSTOCK products

BIRKENSTOCK reports fiscal third quarter 2026 revenue of EUR 720 million, up 13% compared to the fiscal third quarter of 2025 on a reported basis and up 15% in constant currency. BIRKENSTOCK continues to see strong demand for its products across all segments, channels and categories.

DTC revenue growth outpaced B2B growth, accelerating to 14% on a reported basis and 16% in constant currency, driven by strength in both digital and in-store. The Company added thirteen new own stores during the quarter, bringing the total number of own retail stores to 124 as of June 30, 2026. B2B revenue grew 13% on a reported basis and 15% in constant currency, consistent with recent trends and supported by strong double-digit growth at key partner stores globally. The majority of this growth came from within existing doors driven by an expanded assortment of BIRKENSTOCK styles, high sales velocity and strong full-price realization.

Double-digit constant currency revenue growth in all segments

In the Americas segment, BIRKENSTOCK delivered revenue growth of 11% on a reported basis and 14% in constant currency in the fiscal third quarter of 2026. The strong double-digit growth was led by the B2B channel, where the Company continues to see strong demand, especially emerging youth focused retailers and sports specialty stores. The Company opened four additional own retail stores, bringing the total in the Americas to 21.

In EMEA, revenue growth was 15% on a reported and constant currency basis. This marked an acceleration from 11% growth in Q2, led by very strong DTC growth. The Company opened four new own retail stores, bringing the total in EMEA to 50. While the conflicts in the Middle East continue to create uncertainty in the Gulf Region, their impact on the quarter was more contained than initially anticipated.

In the APAC segment, BIRKENSTOCK achieved revenue growth of 18% on a reported basis and 23% on a constant currency basis. Excluding Australia, APAC growth was close to 30%. The October 23, 2025 acquisition of its Australian distributor resulted in a shift in quarterly revenue cadence impacting the third quarter. APAC again showed the highest ASP in the quarter compared to the other segments. The Company opened five new own retail stores, bringing the total in APAC to 53.

Investing in production capacity to meet consumer demand

BIRKENSTOCK invested approximately EUR 26 million in capital expenditures during the fiscal third quarter 2026, primarily to add production capacity as well as to expand retail operations globally.

Following the EUR 230 million accelerated share repurchase, the issuance of EUR 900 million senior notes and repayment of EUR 428.5 million of senior notes, BIRKENSTOCK ended the quarter with cash and cash equivalents of EUR 694 million and net leverage of 1.8x as of June 30, 2026 compared to 1.5x as of September 30, 2025 due to the cash outflow related to the accelerated share repurchase.

3	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Conference call information

BIRKENSTOCK will host a webcast to discuss fiscal third quarter 2026 results on August 13, 2026, at 8:00 a.m. Eastern Time (1:00 p.m. British Summer Time). The webcast will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the event, please register via the general audience webcast link Birkenstock Fiscal Third Quarter 2026 Results - Events Platform - Q4. Covering analysts who wish to participate in the live Q&A session are required to pre-register. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries. BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

4	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2026 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts; risks related to merchandise returns; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions; risks related to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; currency exchange rate fluctuations; risks related to global or regional health events; our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges related to the distribution of our products; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements; fluctuations in product costs and availability due to fuel price uncertainty; failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; our dependence on the services and reputation of our Chief Executive Officer; adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights; regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems; payment-related risks related to the use of credit cards and debit cards; the reliance of our operations, products, systems and services on complex IT systems; risks related to international markets; risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters; risks related to climate change and regulatory responses to it; inadequate insurance coverage, or increased insurance costs; compliance with existing laws and regulations or changes in such laws and regulations; tax-related risks; risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt; control by our Principal Shareholder whose interests may conflict with ours or yours in the future; material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses; our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2025, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

5	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Non-IFRS Financial Information and other metrics

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, constant currency revenue growth, adjusted EPS (Basic/Diluted), adjusted net profit,adjusted net profit margin, net leverage and net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.
Our management uses group ASP in managing and monitoring the performance of the business.
We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

In addition, we also present ASP growth on a constant currency basis. We define constant currency
ASP as ASP excluding the effect of foreign exchange rate movements and use constant currency ASP to determine constant currency ASP growth on a comparative basis. Constant currency ASP is calculated by translating the current period foreign currency ASP using the prior period exchange rate. Constant currency
ASP growth is calculated by determining the increase in current period ASP as compared to the prior period
ASP, where current period foreign currency ASP is translated using prior period exchange rates. We believe that presenting ASP growth on a constant currency basis offers valuable insight to both management and investors by isolating the Company’s operational performance from foreign exchange rate fluctuations, which are beyond the Company’s control.

6	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Birkenstock Holding plc

Consolidated Statements of Profit

(In thousands of Euros, except share and per share information)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Revenue	719,527	635,042	1,739,761	1,571,091
Cost of sales	(294,626)	(250,964)	(757,362)	(637,405)
Gross profit	424,901	384,078	982,399	933,686
Selling and distribution expenses	(186,008)	(162,771)	(449,899)	(407,427)
General and administrative expenses	(32,518)	(32,960)	(94,758)	(89,511)
Foreign exchange gain (loss)	(3,520)	9,507	(13,711)	206
Other income (expense), net	196	127	12,777	380
Profit from operations	203,051	197,981	436,808	437,334
Finance cost, net	(43,009)	(18,302)	(85,963)	(68,692)
Profit before tax	160,042	179,679	350,845	368,642
Income tax expense	(50,459)	(50,451)	(108,848)	(114,182)
Net profit	109,583	129,228	241,997	254,460

Earnings per share
Basic	0.60	0.69	1.32	1.36
Diluted	0.60	0.69	1.32	1.36
Shares	181,476,635	186,479,342	183,096,249	187,382,557

7	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Birkenstock Holding plc

Consolidated Statements of Financial Position

(In thousands of Euros)

	June 30,	September 30,
	2026	2025
Assets
Non-current assets
Goodwill	1,534,560	1,512,270
Intangible assets (other than goodwill)	1,580,844	1,577,248
Property, plant and equipment	406,485	357,496
Right-of-use assets	221,514	179,762
Deferred tax assets	21,507	11,556
Other assets	12,405	28,425
Total non-current assets	3,777,315	3,666,757
Current assets
Inventories	843,342	704,417
Trade and other receivables	282,962	160,245
Current tax assets	4,510	6,544
Other current assets	61,865	75,090
Cash and cash equivalents	693,635	329,067
Total current assets	1,886,314	1,275,363
Total assets	5,663,629	4,942,120
Shareholders' equity and liabilities
Shareholders' equity	2,801,992	2,722,726
Non-current liabilities
Loans and borrowings	1,678,284	1,128,010
Tax receivable agreement liability	299,215	302,400
Lease liabilities	189,364	149,338
Other provisions	4,963	4,413
Deferred tax liabilities	176,189	163,429
Deferred income	9,591	13,657
Other liabilities	5,357	4,477
Total non-current liabilities	2,362,963	1,765,724
Current liabilities
Loans and borrowings	9,126	17,133
Tax receivable agreement liability	62,044	54,364
Lease liabilities	47,891	43,581
Trade and other payables	175,521	136,003
Accrued liabilities	40,227	32,222
Other financial liabilities	13,295	4,202
Other provisions	32,302	36,338
Contract liabilities	13,457	6,195
Tax liabilities	69,857	106,958
Other current liabilities	34,954	16,674
Total current liabilities	498,674	453,670
Total liabilities	2,861,637	2,219,394
Total shareholders' equity and liabilities	5,663,629	4,942,120

8	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(In thousands of Euros)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Net profit (loss)	109,583	129,228	241,997	254,460
Adjustments to reconcile net profit (loss) to net cash flows from operating activities:
Depreciation and amortization	34,601	28,250	96,568	81,754
Loss on disposal of property, plant and equipment	-	36	223	90
Finance cost, net	43,009	18,302	85,963	68,692
Net exchange differences	2,749	(10,226)	26,109	(1,875)
Gain from bargain purchase	-	-	(12,291)	-
Non-cash operating items	(42)	(54)	178	189
Income tax expense	50,459	50,451	108,848	114,182
Income tax paid	(77,447)	(10,139)	(142,892)	(123,735)
Changes in Working capital:
- Inventories and right to return assets	3,463	6,534	(86,903)	(62,222)
- Trade and other receivables	16,502	(2,900)	(135,944)	(137,630)
- Trade and other payables and accrued liabilities	35,014	32,605	46,847	27,634
- Other	28,566	18,561	18,054	9,176
Net cash flows provided by / (used in) operating activities	246,457	260,648	246,757	230,715
Interest received net of taxes withheld	823	1,156	2,518	4,317
Purchases of property, plant and equipment	(26,233)	(20,551)	(84,663)	(54,092)
Proceeds from sale of property, plant and equipment	89	17	114	36
Purchases of intangible assets	(9)	(1,705)	(1,236)	(7,799)
Initial direct costs of right-of-use assets	(176)	-	(808)	(1,430)
Acquisition of subsidiary, net of cash acquired	(7,596)	-	(9,809)	-
Receipt of government grant	115	-	738	1,888
Escrow deposit for acquisition of a subsidiary	(1,826)	-	(1,826)	-
Net cash flows (used in) investing activities	(34,813)	(21,083)	(94,972)	(57,080)
Repurchase of ordinary shares	(229,706)	(176,382)	(229,706)	(176,382)
Proceeds from loans and borrowings	1,010,000	-	1,010,000	-
Repayment of loans and borrowings	(459,803)	(1,872)	(462,407)	(6,077)
Payment of transaction costs related to refinancing	(3,614)	-	(3,614)	(250)
Interest paid	(20,231)	(18,777)	(42,366)	(45,071)
Payments of lease liabilities	(14,413)	(10,913)	(39,513)	(31,512)
Interest portion of lease liabilities	(2,426)	(2,184)	(7,059)	(6,820)
Payment of tax receivable agreement liability	-	-	(14,627)	-
Net cash flows (used in) financing activities	279,807	(210,128)	210,708	(266,112)
Net increase (decrease) in cash and cash equivalents	491,451	29,437	362,493	(92,477)
Cash and cash equivalents at beginning of period	201,467	235,399	329,067	355,843
Net foreign exchange difference	717	(3,002)	2,075	(1,532)
Cash and cash equivalents at end of period	693,635	261,834	693,635	261,834

9	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Birkenstock Holding plc

Reconciliation of Revenue to Constant Currency Revenue

(In thousands of Euros, unless otherwise stated)

	Three months ended June 30,			Constant Currency Growth [%]
	2026	2025	Growth [%]
B2B	441,689	390,156	13%	15%
DTC	277,707	243,891	14%	16%
Corporate / Other	131	995	(87)%	(87)%
Total Revenue	719,527	635,042	13%	15%
Americas	347,434	312,266	11%	14%
EMEA	297,217	258,603	15%	15%
APAC	74,745	63,178	18%	23%
Corporate / Other	131	995	(87)%	(87)%
Total Revenue	719,527	635,042	13%	15%

	Nine months ended June 30,			Constant Currency Growth [%]
	2026	2025	Growth [%]
B2B	1,128,482	1,004,685	12%	17%
DTC	610,275	563,113	8%	14%
Corporate / Other	1,004	3,293	(70)%	(70)%
Total Revenue	1,739,761	1,571,091	11%	15%
Americas	893,567	835,490	7%	14%
EMEA	651,566	574,207	13%	14%
APAC	193,624	158,101	22%	29%
Corporate / Other	1,004	3,293	(70)%	(70)%
Total Revenue	1,739,761	1,571,091	11%	15%

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Total Revenue	719,527	635,042	1,739,761	1,571,091
USD impact	7,478	15,040	56,759	5,819
CAD impact	780	2,061	3,541	3,266
Other currencies impact	3,276	1,168	12,406	(127)
Total Revenue @ constant currencies	731,061	653,311	1,812,467	1,580,049
Revenue growth @ constant currencies	15%	16%	15%	17%

10	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Birkenstock Holding plc

Reconciliation of gross profit to adjusted gross profit

(In thousands of Euros)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Gross profit	424,901	384,078	982,399	933,686
Add Adjustments:
Distributor mark-up reversal(1)	1,318	-	12,239	-
Adjusted gross profit	426,219	384,078	994,638	933,686
Adjusted gross profit margin	59.2%	60.5%	57.2%	59.4%

(1) Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to acquisition and the subsequent impact on cost of sales as Birkenstock Australia Pty Ltd sells that inventory to third-party customers post-acquisition.

11	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Birkenstock Holding plc

Reconciliation of net profit to adjusted net profit

(In thousands of Euros, except share and per share information)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Net profit (loss)	109,583	129,228	241,997	254,460
Add (less) adjustments:
Distributor mark-up reversal(1)	1,318	-	12,239	-
Transaction costs(2)	-	-	185	-
Gain from bargain purchase(3)	-	-	(12,291)	-
Acquisition-related items	1,318	-	133	-
Secondary offering related costs(4)	-	1,546	-	1,546
Realized and unrealized FX loss(5)	3,520	(9,507)	13,711	(206)
Fair value loss from accelerated share repurchase(6)	10,622	-	10,622	-
Loss from decrecognition of the original senior notes(7)	11,717	-	11,717	-
Tax adjustment(5)	(3,126)	(5,242)	(2,976)	(3,821)
Adjusted net profit (loss)	133,634	116,025	275,204	251,979
Adj. earnings per share
Basic	0.74	0.62	1.50	1.34
Diluted	0.74	0.62	1.50	1.34

Shares	181,476,635	186,479,342	183,096,249	187,382,557

(1) Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to acquisition and the subsequent impact on cost of sales as Birkenstock Australia Pty Ltd sells that inventory to third-party customers post-acquisition.

(2) Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.

(3) Represents the excess of the preliminary fair value of the identifiable assets acquired and liabilities assumed in the acquisition of Birkenstock Australia Pty Ltd over the preliminary aggregate consideration transferred.

(4) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on May 30, 2025.

(5) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(6) Represents the changes in the fair value of the financial instrument which was recognized to account for the accelerated share repurchase agreement in the consolidated statements of financial position. The impact of the fair value changes was recognized in “finance cost, net”.

(7) Represents the impact from the accelerated amortization of the transaction costs and the derecognition of the embedded derivative of the original senior notes which were redeemed and extinguished on June 26, 2026. The impact was recognized in “finance cost, net”.

(8) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

12	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026

Birkenstock Holding plc

Reconciliation of net profit to EBITDA and adjusted EBITDA

(In thousands of Euros)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Net profit (loss)	109,583	129,228	241,997	254,460
Add:
Income tax expense	50,459	50,451	108,848	114,182
Finance cost, net	43,009	18,302	85,963	68,692
Depreciation and amortization	34,601	28,250	96,568	81,754
EBITDA	237,652	226,231	533,376	519,088
Add adjustments:
Distributor mark-up reversal(1)	1,318	-	12,239	-
Transaction costs(2)	-	-	185	-
Gain from bargain purchase(3)	-	-	(12,291)	-
Acquisition-related items	1,318	-	133	-
Secondary offering related costs(4)	-	1,546	-	1,546
Realized and unrealized FX loss(5)	3,520	(9,507)	13,711	(206)
Adjusted EBITDA	242,490	218,270	547,220	520,428
Adjusted EBITDA margin	33.7%	34.4%	31.5%	33.1%

(1) Represents the distributor mark-up applied to inventories sold by the Company to Birkenstock Australia Pty Ltd prior to acquisition and the subsequent impact on cost of sales as Birkenstock Australia Pty Ltd sells that inventory to third-party customers post-acquisition.

(2) Represents costs associated with the acquisition of Birkenstock Australia Pty Ltd. Costs mainly include legal fees, consulting fees and travel expenses.

(3) Represents the excess of the preliminary fair value of the identifiable assets acquired and liabilities assumed in the acquisition of Birkenstock Australia Pty Ltd over the preliminary aggregate consideration transferred.

(4) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on May 30, 2025.

(5) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of net debt and net leverage

(In thousands of Euros, unless otherwise stated)

	June 30,		September 30,
	2026		2025
Loans and borrowings (Non-current)	1,678,284		1,128,010
+ USD Term Loan (Current)	5,051		5,090
+ Lease liabilities (Non-current)	189,364		149,338
+ Lease liabilities (Current)	47,891		43,581
- Cash and cash equivalents	(693,635)		(329,067)
Net debt	1,226,955		996,952
Adjusted EBITDA (LTM)	693,782		666,990
Net leverage	1.8	x	1.5	x

13	BIRKENSTOCK HOLDING PLC || press release || AUGUST 13, 2026